UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 31, 2017

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

At the Meet Novartis Management investor event, Novartis highlights focus on innovation and productivity; expects the next growth phase to begin in 2018

  Building depth across key therapeutic areas with 12 potential blockbusters in late stage development and 40 potential filings in US and EU between 2017-2020
  Focused and taking steps to become stronger and more integrated through centralized manufacturing, development and business services
  Poised for next growth phase, anticipated to begin in 2018

Boston, May 31, 2017 - Today Novartis holds its fourth annual Meet Novartis Management event at its research headquarters in Cambridge, MA, giving investors and analysts the opportunity to meet with 30 executives across its three divisions, R&D functions and operations. The meeting provides a deeper view into the company's strategy for long-term, sustainable value creation, as well as the key drivers for future performance.

"We have reshaped our company to build depth in areas where we are strongest and focus on innovation. We have a strong foundation for our next growth phase expected to start in 2018 with Cosentyx®, Entresto®, and other growth drivers such as Kisqali®, as well as leading positions in the generics and eye care divisions", said Novartis CEO, Joseph Jimenez.

In Global Drug Development, management provides insight into the broad, high value late stage pipeline with depth and quality assets in each therapeutic area (for example Kisqali®, CTL019, BAF312, AMG 334, RTH258). These late stage assets are followed up with a strong and diverse set of emerging phase II assets from NIBR as well as from external collaboration, including several recent deals in NASH and opthalmology. Additionally, the team is pursuing new indications for commercialized drugs including Cosentyx®, Entresto® and key oncology assets. Management confirms filings of BAF312 and SEG101 planned for 2018 and is advancing the biosimilar portfolio with 2 recent EMA file acceptances following 2 recent CHMP positive opinions. In addition our CAR-T cell program continues to advance in a range of hematological and solid tumors including emerging programs in Chronic Lymphocytic Leukemia (CLL) and Follicular Lymphoma (FL). Global Drug Development is focused on operational agility and productivity with the goal to invest approximately 20% of Innovative Medicines sales in Research and Development in the near term.

For the Innovative Medicines Pharmaceuticals business unit, management highlights continued Entresto® launch momentum by expanding prescriber breadth and depth, improving access and affordability, and increasing its ex-US sales contribution. In the US, more than half of Medicare patients have no prior authorization requirement, in addition, over half of Medicare patients have a co-pay of approximately USD 10 per month. New weekly prescriptions and the number of US cardiologists that have prescribed Entresto® have both doubled since last year and global access is improving with Entresto® now approved in 80 countries.

Management also highlights the continued strong uptake of Cosentyx® across its three indications and in multiple geographies, reflecting its best-in-class profile. Cosentyx® is the only anti-IL17a approved in Psoriasis (PsO), Psoriatic Arthritis (PsA) and Ankylosing  Spondylitis (AS), with strong, sustained efficacy in a majority of patients even after 4 years in PsO, 3 years in PsA, and 2 years in AS.

Management discusses building depth in the other franchises. In neuroscience, AMG 334 (erenumab) treatment for migraine prevention was submitted to the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA), and Novartis recently reached a US co-commercialization agreement with Amgen. In ophthalmology, the RTH258 trials for wet AMD are expected to provide further clarity in the coming weeks; the pipeline contains exciting assets including potential treatments for dry eye and presbyopia. In respiratory, Xolair® and Ultibro® continue to drive growth while we develop new assets in COPD, asthma and Cystic Fibrosis.

The Innovative Medicines Oncology business unit is advancing the Novartis Immuno-oncology (IO) strategy to win with CAR-T and accelerating development of second generation combinations with PD-1. Novartis Oncology has built one of the broadest IO pipelines in the industry with 18 assets in the clinic, and 22 (IO/IO, IO/Targeted Therapies and IO/chemo) combination trials in clinic by the end of 2017.

Targeted therapies are expected to continue to constitute the largest segment of the oncology sector. Kisqali®, a CDK4/6 inhibitor for the treatment of advanced breast cancer in combination with an aromatase inhibitor and one of our recently-approved targeted therapies, was launched in the US in March.  Kisqali® is expected to be a key growth driver for the oncology business. Additionally, in-market products including Tafinlar® + Mekinist®, Promacta®and Jakavi® are expected to continue growing strongly.

In Sandoz, management discusses promising planned biosimilars launches and pipeline potential, the significant 2017 US pricing pressures and the impact of the delayed Glatopa® 40mg launch. The impact of US pricing pressure and prior year launch timing is expected to have a higher impact on Q2 2017 sales growth than Q1; full year 2017 Sandoz sales guidance, expected to be broadly in line with prior year, remains unchanged.

Management also outlines the Sandoz strategy for profitable growth, both in the US and globally. Expansion of its leading global position in biosimilars will be a key growth driver, with five major biosimilar launches planned in the EU and US between now and 2020. Additional long-term growth is expected to come from building out the current base business into areas such as complex generics, value-added medicines, branded generics and OTC. For example, the EMA has accepted for regulatory review our Marketing Authorization Applications for biosimilars to AbbVie's Humira® (adalimumab) and Janssen's Remicade® (infliximab), both of which are used to treat immunological diseases. Sandoz is seeking approval for biosimilar adalimumab and infliximab for use in all indications of their respective reference medicines.

In Alcon, investors and analysts are able to get more insight into the eye care business. Alcon is the global market leader in eye care, with number one or two positions in the growing Surgical and Vision Care markets in every region of the world. Alcon sales grew slightly in Q1 of 2017, for the first quarter in two years. Innovation is accelerating, including recent launches of CyPass® for minimally invasive glaucoma surgery and the ACTIVEFOCUS® IOL for correcting both presbyopia and astigmatism. With continued innovation, investment and improved operations, Alcon expects to return to long-term, sustainable growth with margins in line with industry peers.

In closing, Group management reiterates the overall strategy for Novartis value creation. Through innovation, Novartis expects to continue to build depth in key therapeutic areas while preserving flexibility to follow the science outside those areas. Our key growth products are expected to drive the next phase of growth that is anticipated to start in 2018. Centralizing functions like Global Drug Development, Manufacturing and Novartis Business Services is expected to drive productivity and create a stronger company for the future. This would allow Novartis to create shareholder value. The Novartis capital allocation strategy remains unchanged. Our priorities are first investing organically, then growing the annual dividend in CHF, making value creating bolt-on acquisitions and finally executing share buy backs. As announced in January 2017, Novartis is conducting a strategic review of the Alcon Division exploring all options to maximize value for our shareholders. The review is on track and Novartis expects to provide a status update towards the end of 2017.

For background slides and webcast (audio only) please refer to the following link: http://www.novartis.com/investors/event-calendar/index.shtml
The background slide decks will be available on Wednesday May 31st, 2017 at 7am CET.

Disclaimer
This press release contains forward-looking statements that can be identified by words such as such as "focus," "leading to," "from 2018 onwards," "building," "potential," "focused," "taking steps," "poised," "growth phase," "anticipated," "strategy," "long-term," "sustainable," "key drivers," "to build," "expected," "growth drivers," "pipeline," "emerging," "pursuing," "accelerated," "advancing," "focused," "goal," "in the near term," "continued," "launch," "momentum," "improving," "submitted," "in the coming weeks," "exciting," "continue," "pipelines," "launched," "launches," "mid and long term," "will," "growth driver," "planned," "seeking," "growing," "accelerating," "expects," "growth products," "anticipated," "for the future," "would," "strategic review," "exploring," "options," "to maximize," "on track," "towards," or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the announced review of options being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the review of options being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time.  Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, management's expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing and reimbursement pressures, such as from increased publicity on pharmaceuticals pricing, including in certain large markets; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Humira® is a registered trademark of AbbVie Biotechnology Ltd. Remicade® is marketed by MSD in Europe and is a registered trademark of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Eric Althoff
Novartis Global Media Relations
+41 61 324 7999 (direct)
+41 79 593 4202 (mobile)
eric.althoff@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 31, 2017	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting